EXHIBIT 99.1

Centerra Gold Reports Third Quarter 2025 Results; Strong Production at Öksüt and Higher Metal Prices Boosted Cash Balance to $562 Million; Financial Strength Drives Centerra’s Self-Funded Growth Strategy; Board Chair Transition Underscores Continued Leadership Strength

This news release contains forward-looking information about expected future events that is subject to risks and assumptions set out in the “Cautionary Statement on Forward-Looking Information” below. All figures are in United States dollars. All production figures reflect payable metal quantities and are on a 100% basis, unless otherwise stated. For references denoted with NG, refer to the “Non-GAAP and Other Financial Measures” disclosure at the end of this news release for a description of these measures.

TORONTO, Oct. 28, 2025 (GLOBE NEWSWIRE) -- Centerra Gold Inc. (“Centerra” or the “Company”) (TSX: CG and NYSE: CGAU) today reported its third quarter 2025 operating and financial results.

President and CEO, Paul Tomory, commented, “This quarter, Centerra sustained robust margins and generated nearly $100 million in free cash flow, driven by strong operational performance at Öksüt and elevated metal prices. Our cash balance increased to $562 million in the quarter, demonstrating our ability to fund the Thompson Creek restart project while returning $32 million of capital to shareholders through share buybacks and a quarterly dividend. We also continued to deploy capital strategically through our equity investment in Liberty Gold Corp., reflecting our balanced approach to growth and value creation.”

Paul Tomory continued, “Our self-funded growth strategy continues to advance across multiple fronts. In September, we published the Mount Milligan Pre-Feasibility Study results, which outlined a 10-year mine life extension to 2045 with a disciplined, fully funded $186 million growth capital plan, most of which will not be required until the early-to-mid-2030s. We also expect to publish a Preliminary Economic Assessment for Kemess in the first quarter of 2026. Together, these assets form a robust pipeline of long-life gold and copper projects in British Columbia, while our recently announced Goldfield project in Nevada, provides additional exposure to future gold production. Each of these growth opportunities, as well as the Thompson Creek re-start project in Idaho, can be funded using our existing liquidity and cash flow from operations, positioning Centerra to deliver sustainable, low-risk growth while maintaining our strategic approach to capital allocation.”

Nancy Lipson, Chair of Centerra’s Nominating and Corporate Governance Committee, stated, “On behalf of the Board of Directors, I am pleased to announce that Paul Wright will succeed Michael Parrett as Chair of the Board of Directors, effective January 1, 2026. Paul has over 40 years of international experience in the successful development and operation of both underground and open pit mines, including 20 years as President and CEO of Eldorado Gold Corporation. The Board looks forward to his leadership as Centerra continues to execute its disciplined growth strategy.”

Nancy Lipson continued, “Since Mike’s appointment as Chair in 2019, the Company has undergone a significant transformation. His leadership was instrumental in guiding Centerra through a challenging period, including the negotiation of the Company’s exit from Central Asia, a CEO succession, and the establishment of a focused growth strategy. Mike will continue to serve as an independent director to ensure a smooth transition.”

Third Quarter 2025 Highlights

Operations

  Production: In the third quarter 2025, consolidated gold production was 81,773 ounces, including 32,539 ounces from the Mount Milligan Mine (“Mount Milligan”) and 49,234 ounces from the Öksüt Mine (“Öksüt”). Copper production in the quarter was 13.4 million pounds.
  Sales: Third quarter 2025 gold sales were 80,598 ounces at an average realized gold price of $3,178 per ounce and copper sales were 13.2 million pounds at an average realized copper price of $3.73 per pound. The average realized gold and copper prices include the impact of the Mount Milligan streaming agreement with RGLD Gold AG and Royal Gold, Inc. (collectively “Royal Gold”).
  Costs: Third quarter 2025 consolidated gold production costs were $1,346 per ounce and all-in sustaining costs (“AISC”) on a by-product basisNG were $1,652 per ounce.
  Capital expendituresNG: Third quarter 2025 additions to property, plant, and equipment (“PP&E”) and capital expendituresNG were $56.7 million and $58.3 million, respectively. Sustaining capital expendituresNG in the third quarter 2025 were $25.7 million and included construction at the tailings storage facility (“TSF”) and delivery of the first set of large-capacity truck boxes, designed to optimize payload efficiency and reduce the need for future truck purchases, at Mount Milligan, as well as capitalized stripping and expansion of the heap leach pad at Öksüt. Non-sustaining capital expendituresNG in the third quarter were $32.6 million related mainly to the development of the Thompson Creek Mine (“Thompson Creek”).

Financial

  Net earnings: Third quarter 2025 net earnings were $292.2 million, or $1.44 per share, and adjusted net earningsNG were $66.4 million or $0.33 per share. Key adjustments to net earnings include $193.5 million related to the non-cash impairment reversal at Goldfield, $27.4 million of unrealized gain, net of tax, on the financial assets related to the additional agreement with Royal Gold, $16.3 million of unrealized gain on the re-measurement of the sale of the Greenstone Gold Mines Partnership in 2021, and $14.0 million of deferred income tax adjustments. For additional adjustments refer to the “Non-GAAP and Other Financial Measures” disclosure at the end of this news release.
  Cash provided by operating activities and free cash flowNG: In the third quarter 2025, cash provided by operating activities was $161.7 million and free cash flowNG was $98.7 million. This includes $64.1 million of cash provided by mine operations and $44.6 million of free cash flowNG at Mount Milligan and $139.4 million of cash provided by mine operations and $133.6 million of free cash flowNG at Öksüt. This was partially offset by capital expendituresNG at Thompson Creek.
  Cash and cash equivalents: As at September 30, 2025, total liquidity was $961.8 million, comprised of a cash balance of $561.8 million and $400.0 million available under an undrawn corporate credit facility.
  Returning capital to shareholders: Under Centerra’s normal course issuer bid (“NCIB”) program, the Company repurchased 2,839,983 common shares (“Shares”) in the third quarter 2025, for total consideration of $22.1 million. The Company’s board of directors has increased the approved level of share repurchases through the NCIB in 2025 to $100 million, of which, the Company has completed $64.0 million year-to-date. Centerra believes that the NCIB will continue to provide the Company with flexibility to strategically deploy cash in line with its capital allocation priorities, while maintaining the financial capacity to invest in future growth. A quarterly dividend of C$0.07 per common share was declared for a total of $10.3 million in the third quarter, and $31.1 million year-to-date.
  Intention to renew NCIB: Subject to the approval of the Toronto Stock Exchange (“TSX”), Centerra intends to renew its NCIB to purchase for cancellation a number of Shares, representing the greater of 5% of the issued and outstanding Shares or 10% of the public float. As at October 28, 2025, Centerra had 201,731,082 issued and outstanding Shares.

Strategic Growth Initiatives

  Mount Milligan Life of Mine (“LOM”) extension to 2045: In September 2025, Centerra published the Pre-Feasibility Study (“PFS”) results for Mount Milligan which extends the LOM by approximately 10 years to 2045. This is supported by an optimized mine plan delivering average annual production of 150,000 ounces of gold and 69 million pounds of copper from 2026 to 2042, followed by the processing of low-grade stockpiles from 2043 to 2045. The study outlines a disciplined, fully funded growth capital plan of approximately $186 million, most of which is not required until the early-to-mid-2030s. This includes the construction of a second TSF, process plant upgrades and additional flotation cells to increase throughput by about 10% to 66,300 tonnes per day (“tpd”) and increase recovery by approximately 1%, and five new haul trucks to support longer haul distances, higher material movement, and stockpile development. Proven and probable reserves increased significantly to 4.4 million ounces of gold and 1.7 billion pounds of copper, representing a 56% and 52% increase, respectively, from year-end 2024. The PFS reaffirms Mount Milligan’s strong economics, with an after-tax NPV (5%) (“NPV5%”) of approximately $1.5 billion at long-term gold and copper price assumptions of $2,600 per ounce and $4.30 per pound, respectively, confirming its position as a cornerstone asset with a long mine life, attractive cost structure, and continued exploration potential in a leading mining jurisdiction. For additional details, refer to the news release published on September 11, 2025 titled “Centerra Gold’s Mount Milligan PFS Outlines Mine Life to 2045, Delivering Growth with a Fully Funded, Disciplined $186 Million Growth Capital Plan”. On October 21, 2025, the technical report was filed in relation to Mount Milligan.
  Advancing the Goldfield project: In August 2025, Centerra completed a technical study of its Goldfield project (“Goldfield”), confirming robust project economics with an after-tax NPV5% of $245 million and an after-tax internal rate of return (“IRR”) of 30%, based on a long-term gold price of $2,500 per ounce. The study includes the positive impact of gold collars, with a gold price floor of $3,200 per ounce, on a portion of production in 2029 and 2030 to lock in strong margins, safeguard economics in the early years of the project, and expedite the capital payback period. Goldfield’s initial capital cost is estimated at $252 million, including approximately $40 million in pre-production stripping and other costs. Goldfield is expected to deliver a streamlined, low-risk development path, with first production targeted by the end of 2028. Located in Nevada’s historic mining district, Goldfield benefits from a stable regulatory environment, skilled workforce, and strong support for resource development. Recent optimization work and technical enhancements, together with strong gold prices, have further improved project value and reduced risk, positioning Goldfield as a key near-term growth opportunity for Centerra. For additional details on Goldfield, refer to the news release published on August 6, 2025 titled “Centerra Gold Announces Attractive Economics on the Goldfield Project; Proceeding with Project Development and Construction Activities”.
  Kemess Preliminary Economic Assessment to be completed in the first quarter 2026: At the Kemess project (“Kemess”), the Company continues to successfully advance work on a Preliminary Economic Assessment (“PEA”), based on an open pit and longhole open stoping underground mining concept, which is expected to be completed in the first quarter of 2026, and is expected to contain a fulsome discussion of the risks and opportunities relating to the Kemess project. Kemess has significant infrastructure already in place that will require refurbishment. To complement this existing infrastructure, it is anticipated that new crushing, conveying, and mine infrastructure will be required for the operations. Centerra expects the existing infrastructure to lower the execution risk for the project when compared with a typical greenfield project of this scale. The upcoming PEA is a significant milestone in advancing the Company’s growth pipeline and is expected to demonstrate Centerra’s focus on unlocking additional value from its assets in British Columbia, a top tier mining jurisdiction.

Board of Directors

  Board Chair Succession: Centerra announces Paul Wright will succeed Michael Parrett as Chair of the Board of Directors, effective January 1, 2026. Mr. Parrett, who served as Chair since October 2019, will remain on the Board as an independent director. Mr. Wright joined Centerra’s Board as an independent director in May 2020 and brings more than 40 years of international experience in the mining sector, including 20 years as President and Chief Executive Officer of Eldorado Gold Corporation. His career has been devoted to the successful development and operation of both underground and open pit mines. Prior to his tenure at Eldorado, Mr. Wright held positions with Placer Dome Inc., Redpath Group, and Granges. He currently serves as Chair of the Board and a director of Galiano Gold Inc.

Overview of Consolidated Financial and Operating Highlights

($millions, except as noted)	Three months ended September 30,			Nine months ended September 30,
	2025	2024	% Change	2025	2024	% Change
Financial Highlights
Revenue	395.2	323.9	22%	983.0	912.1	8%
Production costs	223.4	183.4	22%	597.1	519.8	15%
Depreciation, depletion, and amortization ("DDA")	35.4	33.1	7%	85.5	93.9	(9)%
Earnings from mine operations	136.4	107.4	27%	300.4	298.4	1%
Net earnings	292.2	28.8	915%	391.2	132.9	194%
Adjusted net earnings(1)	66.4	38.6	72%	145.4	116.3	25%
Adjusted EBITDA(1)	145.8	97.5	50%	308.2	282.6	9%
Cash provided by operating activities	161.7	103.6	56%	245.6	205.6	19%
Free cash flow(1)	98.7	37.4	164%	83.1	91.6	(9)%
Additions to property, plant and equipment (“PP&E”)	56.7	79.7	(29)%	180.4	132.9	36%
Capital expenditures - total(1)	58.3	60.5	(4)%	159.1	113.6	40%
Sustaining capital expenditures(1)	25.7	35.3	(27)%	69.5	82.1	(15)%
Non-sustaining capital expenditures(1)	32.6	25.2	29%	89.6	31.5	184%
Net earnings per common share - $/share basic(2)	1.44	0.14	929%	1.90	0.62	206%
Adjusted net earnings per common share - $/share basic(1)(2)	0.33	0.19	74%	0.70	0.54	30%
Operating highlights
Gold produced (oz)	81,773	93,712	(13)%	204,463	294,880	(31)%
Gold sold (oz)	80,598	96,736	(17)%	203,064	284,307	(29)%
Average market gold price ($/oz)	3,457	2,474	40%	3,201	2,296	39%
Average realized gold price ($/oz )(3)	3,178	2,206	44%	2,874	2,040	41%
Copper produced (000s lbs)	13,354	13,693	(2)%	37,438	41,573	(10)%
Copper sold (000s lbs)	13,244	14,209	(7)%	37,488	41,536	(10)%
Average market copper price ($/lb)	4.44	4.18	6%	4.33	4.14	5%
Average realized copper price ($/lb)(3)	3.73	3.37	11%	3.72	3.39	10%
Molybdenum roasted (000 lbs)(5)	4,428	2,440	81%	10,627	7,280	46%
Molybdenum sold (000s lbs)	3,121	2,431	28%	10,441	8,054	30%
Average market molybdenum price ($/lb)	24.37	21.78	12%	21.87	21.17	3%
Average realized molybdenum price ($/lb)(3)	24.42	23.27	5%	22.41	21.90	2%
Unit costs
Gold production costs ($/oz)(4)	1,346	973	38%	1,312	860	53%
All-in sustaining costs on a by-product basis ($/oz)(1)(4)	1,652	1,302	27%	1,604	1,103	45%
Gold - All-in sustaining costs on a co-product basis ($/oz)(1)(4)	1,833	1,401	31%	1,816	1,218	49%
Copper production costs ($/lb)(4)	2.11	1.99	6%	2.13	2.09	2%
Copper - All-in sustaining costs on a co-product basis ($/lb)(1)(4)	2.63	2.69	(2)%	2.57	2.61	(2)%

(1) Non-GAAP financial measure. See discussion under “Non-GAAP and Other Financial Measures”.
(2)  As at September 30, 2025, the Company had 201,642,438 common shares issued and outstanding.
(3) This supplementary financial measure within the meaning of National Instrument 52-112 - Non-GAAP and Other Financial Measures Disclosure (“NI 51-112”) is calculated as a ratio of revenue from the consolidated financial statements and units of metal sold and includes the impact from the Mount Milligan Streaming Agreement (defined below), copper hedges and mark-to-market adjustments on metal sold not yet finally settled. Under the Mount Milligan Streaming Agreement, the Company purchases refined gold and copper warrants and arranges for their delivery to Royal Gold and Royal Gold is entitled to 35% of gold ounces sold and 18.75% of copper pounds sold. Royal Gold paid $435 per ounce of gold delivered and 15% of the spot price per tonne of copper delivered in the periods presented.
(4) All per unit costs metrics are expressed on a metal sold basis.
(5) Amount does not include 2.7 million pounds of molybdenum roasted of toll material for the three months ended and 2.9 million pounds for the nine months ended September 30, 2025 (1.5 million pounds for three and nine months ended September 30, 2024).

2025 Guidance – Gold and copper producing assets

	Units	Current 2025 Guidance			Nine Months Ended September 30, 2025
Production
Total gold production(1)	(koz)	250	-	290	204
Mount Milligan Mine(2)(3)(4)	(koz)	145	-	165	103
Öksüt Mine	(koz)	105	-	125	101
Total copper production(2)(3)(4)	(Mlb)	50	-	60	37
Unit Costs(5)
Gold production costs(1)	($/oz)	1,300	-	1,400	1,312
Mount Milligan Mine(2)	($/oz)	1,350	-	1,450	1,423
Öksüt Mine	($/oz)	1,200	-	1,300	1,199
AISC on a by-product basisNG(1)(4)	($/oz)	1,650	-	1,750	1,604
Mount Milligan Mine	($/oz)	1,350	-	1,450	1,298
Öksüt Mine	($/oz)	1,675	-	1,775	1,573
Capital Expenditures
Additions to PP&E	($M)	105	-	130	84.0
Mount Milligan Mine	($M)	75	-	90	52.2
Öksüt Mine	($M)	30	-	40	31.8
Total Capital ExpendituresNG	($M)	105	-	130	74.0
Sustaining Capital ExpendituresNG	($M)	90	-	110	68.6
Mount Milligan Mine	($M)	60	-	70	43.5
Öksüt Mine	($M)	30	-	40	25.1
Non-sustaining Capital ExpendituresNG	($M)	15	-	20	5.4
Mount Milligan Mine	($M)	15	-	20	5.4
Other Items
Depreciation, depletion and amortization	($M)	85	-	105	82.1
Mount Milligan Mine	($M)	50	-	60	45.3
Öksüt Mine	($M)	35	-	45	36.8
Current Income tax and BC mineral tax expense(1)	($M)	83	-	95	65.1
Mount Milligan Mine	($M)	3	-	5	3.6
Öksüt Mine	($M)	80	-	90	61.5
Corporate and administration costs(6)	($M)	28	-	32	23.5

(1) Consolidated Centerra figures.

(2) The Mount Milligan Mine is subject to an arrangement with RGLD Gold AG and Royal Gold Inc. (together, “Royal Gold”) which entitles Royal Gold to purchase 35% and 18.75% of gold and copper produced, respectively, and requires Royal Gold to pay $435 per ounce of gold and 15% of the spot price per metric tonne of copper delivered (“Mount Milligan Mine Streaming Agreement”). Using assumed market prices of $3,850 per ounce of gold and $4.50 per pound of copper for the fourth quarter of 2025, the Mount Milligan Mine’s average realized gold and copper price for that period would be $2,655 per ounce and $3.78 per pound, respectively, compared to average realized prices of $2,478 per ounce and $3.72 per pound in the nine months ended September 30, 2025, when factoring in the Mount Milligan Streaming Agreement and concentrate refining and treatment costs.

(3) Gold production for 2025 at the Mount Milligan Mine assumes estimated recoveries of 60% to 62% down from 63% and 65% gold recovery estimates assumed in the previous guidance, and compares to actual gold recovery of 60.9% achieved in the nine months ended September 30, 2025. Copper production for 2025 assumes recovery 77% to 79% for copper, which is unchanged from assumptions underlying previous guidance, and compares to actual copper recovery of 76.7% achieved in the nine months ended September 30, 2025.

(4) Unit costs include a credit for forecasted copper sales treated as by-product for all-in sustaining costsNG. Production for copper and gold reflects estimated metallurgical losses resulting from handling of the concentrate and metal deductions levied by smelters.

(5) Units noted as ($/oz) relate to gold ounces.

(6) Corporate and administration costs do not include stock-based compensation and corporate depreciation.

2025 Guidance – Molybdenum Business Unit

	Units	Current 2025 Guidance			Nine Months Ended September 30, 2025
Production - Langeloth Facility
Total molybdenum roasted(1)	(Mlbs)	13	-	15	10.6
Total molybdenum sold	(Mlbs)	13	-	15	10.4
Costs and Profitability – Langeloth Facility
(Loss) Earnings from operations	($M)	(3)	-	5	(2.1)
Adjusted EBITDANG	($M)	2	-	8	1.4
Capital Expenditures
Additions to PP&E	($M)	132	-	150	95.7
Thompson Creek Mine	($M)	130	-	145	94.8
Langeloth	($M)	2	-	4	0.9
Total capital expendituresNG	($M)	132	-	150	84.6
Sustaining capital expendituresNG- Langeloth Facility	($M)	2	-	4	0.9
Non-sustaining capital expendituresNG- Thompson Creek Mine	($M)	130	-	145	83.7
Other Items
Depreciation, depletion and amortization - Langeloth Facility	($M)	3	-	5	3.4
Care & Maintenance Cash Expenditures – Endako Mine	($M)	6	-	8	4.0
Reclamation Costs – Endako Mine	($M)	4	-	7	4.5

(1)   2025 guidance figure does not include any toll material roasted.

2025 Guidance – Global Exploration and Evaluation Projects

	Units	Current 2025 Guidance			Nine Months Ended September 30, 2025
Project Exploration and Evaluation Costs
Exploration Costs	($M)	40	-	50	39.3
Brownfield Exploration	($M)	25	-	30	23.2
Greenfield and Generative Exploration	($M)	15	-	20	16.1
Evaluation Costs	($M)	8	-	13	5.6
Other Kemess Costs
Care & Maintenance	($M)	13	-	15	9.8

Mount Milligan

Mount Milligan produced 32,539 ounces of gold and 13.4 million pounds of copper in the third quarter of 2025. During the third quarter of 2025, a total of 12.3 million tonnes were mined from phases 5, 6, 7 and 10 of the open pit. Process plant throughput for the third quarter of 2025 was 5.3 million tonnes, averaging 57,541 tonnes per day. In 2025, mining operations encountered zones with more complex mineralization, resulting in lower than anticipated gold grades from these areas of the pit. Year-to-date production remains in line with the recently announced PFS results, and 2025 full-year gold and copper production is expected to be near the lower end of the guidance ranges at Mount Milligan. Gold sales were 32,102 ounces and copper sales were 13.2 million pounds in the third quarter.

Gold production costs in the third quarter 2025 were $1,540 per ounce. AISC on a by-product basisNG was $1,461 per ounce, 14% higher than last quarter due to increased sustaining capital expenditures and lower ounces sold during the quarter. Full-year 2025 production costs and AISC on a by-product basisNG at Mount Milligan are expected to be near the low end of the guidance ranges of $1,350 to $1,450 per ounce and $1,350 to $1,450 per ounce, respectively.

Sustaining capital expendituresNG at Mount Milligan in the third quarter of 2025 were $19.6 million, focused on the tailings storage facility dam construction and delivery of the first set of large-capacity truck boxes, designed to optimize payload efficiency and reduce the need for future truck purchases.

Also, in the third quarter of 2025, Mount Milligan generated $64.1 million of cash flow from mine operations and free cash flowNG of $44.6 million.

In September 2025, Centerra announced the results of a PFS for Mount Milligan which extends the LOM by approximately 10 years to 2045, supported by an optimized mine plan delivering average annual production of 150,000 ounces of gold and 69 million pounds of copper from 2026 to 2042, followed by the processing of low-grade stockpiles from 2043 to 2045. The study outlines disciplined non-sustaining capital expendituresNG of approximately $186 million, most of which are not required until the early-to-mid-2030s, all fully funded from available liquidity and future cash flow from operations. Key investments include $114 million for a second TSF, to be spent across 2032 and 2033, and provides the potential for future raises which could add multiple decades of storage capacity beyond the 2045 LOM, $36 million for ball mill motor upgrades and flotation cells in 2028 to increase process plant throughput by about 10% to 66,300 tpd and increase recovery by approximately 1%, and $28 million for five new haul trucks to support longer haul distances, higher material movement, and stockpile development. Proven and probable reserves increased significantly to 4.4 million ounces of gold and 1.7 billion pounds of copper, representing a 56% and 52% increase, respectively, from year-end 2024. Recent drilling confirms mineralization remains open to the west of the current resource pit. Centerra continues to advance exploration aimed at expanding the mineral resource and assessing opportunities to extend the mine life beyond the updated plan.

The PFS reaffirms Mount Milligan’s strong economics, with an after-tax NPV5% of approximately $1.5 billion at long-term gold and copper price assumptions of $2,600 per ounce and $4.30 per pound, respectively. Mount Milligan remains a strategic cornerstone asset in Centerra’s portfolio, with 20 years of mine life, meaningful gold and copper production, strong cash flow generation, and significant opportunity for future exploration potential in a top tier mining jurisdiction. For additional details, refer to the news release published on September 11, 2025 titled “Centerra Gold’s Mount Milligan PFS Outlines Mine Life to 2045, Delivering Growth with a Fully Funded, Disciplined $186 Million Growth Capital Plan”.

Öksüt

Öksüt produced 49,234 ounces of gold in the third quarter of 2025. Production in the quarter was better than planned due to higher grades resulting from mine sequencing. Grades in the fourth quarter of 2025 are expected to normalize and align more closely with the average reserve grade. During the quarter, mining activities were focused on phase 5 and phase 6 of the Keltepe pit and in phase 2 of the Güneytepe pit. A total of 4.9 million tonnes of ore and waste were mined in the quarter and 1.5 million tonnes were stacked at an average grade of 1.82 g/t. Öksüt’s 2025 production is expected to finish near the upper end of the guidance range, reflecting strong operational performance this quarter.

At Öksüt, gold production costs and AISC on a by-product basisNG for the third quarter 2025 were $1,219 per ounce and $1,473 per ounce, respectively. AISC on a by-product basisNG was 16% lower compared to last quarter driven by higher gold ounces sold and lower sustaining capital expendituresNG, partially offset by higher royalty expense per ounce due to elevated gold prices and a change in gold royalty rates in Türkiye. Öksüt’s 2025 gold production costs and AISC on a by-product basisNG are expected to be near the low end of the guidance ranges, benefiting from expected higher sales and continued strong operating performance.

In the third quarter 2025, sustaining capital expenditures at Öksüt were $5.8 million, focused on capitalized stripping and heap leach pad expansion.

Centerra has initiated a Life of Mine Optimization study at Öksüt to evaluate the asset’s full potential, including the incremental production potential of residual leaching of the heap leach facility and expansion of the pit to pursue additional mineralization. The study will explore options to extend gold recovery from existing leach pads through improved solution management, which will enhance residual metal extraction efficiency. The study is expected to be completed by the end of 2026 and will support updates to the mine’s long-term reclamation and site management plan, ensuring the operation continues to maximize metal recovery in a safe and responsible manner.

Molybdenum Business Unit (“MBU”)

The MBU used $16.3 million of cash in operations and recorded a free cash flow deficitNG of $53.7 million, in the third quarter of 2025, reflecting capital spending on the restart of Thompson Creek and working capital increases at the Langeloth Metallurgical Facility (“Langeloth”) due to higher molybdenum prices and an increase in inventory on hand.

Thompson Creek Mine

The restart of Thompson Creek is advancing, with approximately 29% of the total capital investment complete. In the third quarter of 2025, non-sustaining capital expendituresNG were $31.4 million. Since the restart decision, non-sustaining capital expendituresNG have totaled $113.3 million. The 2025 guidance for additions to PP&E, all of which are non-sustaining capitalNG is unchanged at $130 to $145 million. Based on year-to-date spending and the scope of work planned in the fourth quarter of 2025, the Company expects non-sustaining capitalNG to be near the lower end of the guidance range. The project remains on track, with first production expected in the second half of 2027.

Langeloth

In the third quarter of 2025, Langeloth roasted and sold 4.4 million pounds and 3.1 million pounds of molybdenum, respectively. In the quarter, Langeloth delivered a positive adjusted EBITDANG of $1.1 million and used $13.6 million of cash flow from operations. An increase in molybdenum prices during third quarter and an increase in inventories on hand resulted in a $14.8 million increase in working capital at Langeloth.

Goldfield Project

In August 2025, Centerra completed a technical study of Goldfield, confirming robust project economics with an after-tax NPV5% of $245 million and an after-tax IRR of 30%, based on a long-term gold price of $2,500 per ounce. The study incorporates the positive impact of gold collars, with a gold price floor of $3,200 per ounce, on a portion of production in 2029 and 2030 to lock in strong margins, safeguard economics in the early years of the Project, and expedite the capital payback period. The Project’s initial capital cost is estimated at $252 million, including approximately $40 million in pre-production stripping and other costs. Goldfield is expected to deliver a streamlined, low-risk development path, with first production targeted by the end of 2028. Recent optimization work and technical enhancements, together with strong gold prices, have further improved project value and reduced risk, positioning Goldfield as a key near-term growth opportunity for Centerra. For additional details on Goldfield, refer to the news release published on August 6, 2025 titled “Centerra Gold Announces Attractive Economics on the Goldfield Project; Proceeding with Project Development and Construction Activities”.

In the third quarter of 2025, Centerra advanced Goldfield development activities, with engineering progressing as planned and early mobilization efforts progressing on site. The Company is building out a dedicated project execution team, ensuring the right technical and operational expertise is in place. These early actions mark important steps toward project readiness and position Goldfield for disciplined and efficient execution.

The previously recorded impairment at Goldfield was fully reversed in the third quarter of 2025, driven by updated long-term metal price assumptions and improved mine plan economics.

Kemess Project

At Kemess, the Company continues to successfully advance work on a PEA, based on an open pit and longhole open stoping underground mining concept, which is expected to be completed in the first quarter of 2026, and is expected to contain a fulsome discussion of the risks and opportunities relating to the Kemess project. Kemess has significant infrastructure already in place that will require refurbishment. Complementing this existing infrastructure, it is anticipated that new crushing, conveying, and mine infrastructure will be required for the operations. Centerra expects the existing infrastructure to lower the execution risk for the project when compared with a typical greenfield project of this scale. The upcoming PEA study is expected to represent a significant milestone in advancing the Company’s gold growth pipeline and its focus on unlocking additional value from its assets in British Columbia, a top tier mining jurisdiction.

Third Quarter 2025 Operating and Financial Results Webcast and Conference Call

Centerra invites you to join its third quarter 2025 conference call on Wednesday, October 29, 2025, at 9:00 a.m. Eastern Time. Details for the webcast and conference call are included below.

Webcast

  Participants can access the webcast at the following webcast link.
  An archive of the webcast will be available until the end of day on January 29, 2026.

Conference Call

  Participants can register for the conference call at the following registration link. Upon registering, you will receive the dial-in details and a unique PIN to access the call. This process will bypass the live operator and avoid the queue. Registration will remain open until the end of the live conference call.
  Participants who prefer to dial in and speak with a live operator can access the call by dialing 1-833-821-3536 or 647-846-2628. It is recommended that you call 10 minutes before the scheduled start time.
  After the call, an audio recording will be made available via telephone for one month, until the end of day November 29, 2025. The recording can be accessed by dialing 1-855-669-9658 or 412-317-0088 and using the access code 4838416. In addition, the webcast will be archived on Centerra’s website at: https://www.centerragold.com/investor-relations/events-and-presentations/.
  Presentation slides will be available on Centerra’s website at www.centerragold.com.

For detailed information on the results contained within this release, please refer to the Company’s Management’s Discussion and Analysis ("MD&A") and financial statements for the three and six months ended September 30, 2025, that are available on the Company’s website www.centerragold.com or SEDAR+ at www.sedarplus.ca.

About Centerra
Centerra Gold Inc. is a Canadian-based mining company focused on operating, developing, exploring and acquiring gold and copper properties in North America, Türkiye, and other markets worldwide. Centerra operates two mines: the Mount Milligan Mine in British Columbia, Canada, and the Öksüt Mine in Türkiye. The Company also owns the Kemess Project in British Columbia, Canada, the Goldfield Project in Nevada, United States, and owns and operates the Molybdenum Business Unit in the United States and Canada. Centerra's shares trade on the Toronto Stock Exchange (“TSX”) under the symbol CG and on the New York Stock Exchange (“NYSE”) under the symbol CGAU. The Company is based in Toronto, Ontario, Canada.

For more information:

Lisa Wilkinson
Vice President, Investor Relations & Corporate Communications
(416) 204-3780
lisa.wilkinson@centerragold.com

Additional information on Centerra is available on the Company’s website at www.centerragold.com, on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov/edgar.

Cautionary Statement on Forward-Looking Information

All statements, other than statements of historical fact contained or incorporated by reference in this document, which address events, results, outcomes or developments that the Company expects to occur are, or may be deemed to be, forward-looking information or forward-looking statements within the meaning of certain securities laws, including the provisions of the Securities Act (Ontario) and the provisions for “safe harbor” under the United States Private Securities Litigation Reform Act of 1995 and are based on expectations, estimates and projections as of the date of this document. Such forward-looking information involves risks, uncertainties and other factors that could cause actual results, performance, prospects and opportunities to differ materially from those expressed or implied by such forward-looking information. Forward-looking statements are generally, but not always, identified by the use of forward-looking terminology such as “aimed”, “anticipate”, “believe”, “beyond”, “commenced”, “continue”, “expect”, “extend”, “evaluate”, “finalizing”, “focused”, “forecast”, “goal”, “intend”, “in line”, “ongoing”, “optimistic”, “on track”, “plan”, “potential”, “preliminary”, “project”, “pursuing”, “target”, or “update”, or variations of such words and phrases and similar expressions or statements that certain actions, events or results “may”, “could”, “would” or “will” be taken, occur or be achieved or the negative connotation of such terms.

Such statements include, but may not be limited to: statements regarding 2025 guidance, outlook and expectations, including, but not limited to, production, costs, capital expenditures, grade profiles, cash flow, care and maintenance, PP&E and reclamation costs, recoveries, processing, inflation, depreciation, depletion and amortization, taxes and annual royalty payments; the ability of the Company to finance the majority of 2025 expenditures from the cash flows provided by the Mount Milligan Mine and Öksüt Mine; exploration potential, budgets, focuses, programs, targets and projected exploration results; gold, copper and molybdenum prices; market conditions; the declaration, payment and sustainability of the Company’s dividends; the continuation of the Company’s normal course issuer bid (“NCIB”) and automatic share purchase plan and the timing, methods and quantity of any purchases of Shares under the NCIB; compliance with applicable laws and regulations pertaining to the NCIB; the availability of cash for repurchases of Common Shares under the NCIB; achieving emission reductions economically and operationally; the development and construction of Goldfield and the ability of the Company to enhance its value proposition including delivering strong returns; Goldfield’s life of mine, average annual production and costs including its initial capital costs and the expectation to fund this from the Company’s existing liquidity; the timing of first production at Goldfield and the impact it would have on Centerra’s production profile, cash flow and value to shareholders; the results of a technical study on Goldfield including the economics for the project and the ability of financial hedges to lock in strong margins, safeguard project economics and expedite the capital payback period; the capital investment required at Goldfield and any benefits realized from its short timeline to first production and its flowsheet; the success of an optimized mine plan at Mount Milligan including the construction of additional tailings capacity, any increased mill throughput and the delivery and implementation of large-capacity truck boxes; the future success of Kemess, the timing and content of a PEA and accompanying update on its technical concept including mining methods; the ability of the existing infrastructure at Kemess to lower execution risk for the project and the possibility that any additional infrastructure will complement it; the success of an infill and grade control drilling program at Mount Milligan and its ability to enhance geological confidence; the expectation that production and sales at Mount Milligan and Öksüt will be weighted towards the second half of 2025; the timing and capital required for the restart of Thompson Creek; royalty rates and taxes in Türkiye; financial hedges; and other statements that express management’s expectations or estimates of future plans and performance, operational, geological or financial results, estimates or amounts not yet determinable and assumptions of management.

The Company cautions that forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by the Company at the time of making such statements, are inherently subject to significant business, economic, technical, legal, geopolitical and competitive uncertainties and contingencies, which may prove to be incorrect. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements and undue reliance should not be placed on such statements and information.

Risk factors that may affect the Company’s ability to achieve the expectations set forth in the forward-looking statements in this document include, but are not limited to: (A) strategic, legal, planning and other risks, including: political risks associated with the Company’s operations in Türkiye, the USA and Canada; resource nationalism including the management of external stakeholder expectations; the impact of changes in, or to the more aggressive enforcement of, laws, government royalties, tariffs, regulations and government practices, including unjustified civil or criminal action against the Company, its affiliates, or its current or former employees; risks that community activism may result in increased contributory demands or business interruptions; the risks related to outstanding litigation affecting the Company; the impact of any sanctions or tariffs imposed by Canada, the United States or other jurisdictions; potential defects of title in the Company’s properties that are not known as of the date hereof; permitting and development of our projects, including tailings facilities, being consistent with the Company’s expectations; the inability of the Company and its subsidiaries to enforce their legal rights in certain circumstances; risks related to anti-corruption legislation; Centerra not being able to replace mineral reserves; Indigenous claims and consultative issues relating to the Company’s properties which are in proximity to Indigenous communities; and potential risks related to kidnapping or acts of terrorism; (B) risks relating to financial matters, including: sensitivity of the Company’s business to the volatility of gold, copper, molybdenum and other mineral prices; the use of provisionally-priced sales contracts for production at the Mount Milligan Mine; reliance on a few key customers for the gold-copper concentrate at the Mount Milligan Mine; use of commodity derivatives; the imprecision of the Company’s mineral reserves and resources estimates and the assumptions they rely on; the accuracy of the Company’s production and cost estimates; persistent inflationary pressures on key input prices; the impact of restrictive covenants in the Company’s credit facilities and in the Royal Gold Streaming Agreement which may, among other things, restrict the Company from pursuing certain business activities. including paying dividends or repurchasing shares under its NCIB, or making distributions from its subsidiaries; the Company’s ability to obtain future financing; sensitivity to fuel price volatility; the impact of global financial conditions; the impact of currency fluctuations; the effect of market conditions on the Company’s short-term investments; the Company’s ability to make payments, including any payments of principal and interest on the Company’s debt facilities, which depends on the cash flow of its subsidiaries; the ability to obtain adequate insurance coverage; changes to taxation laws or royalty structures in the jurisdictions where the Company operates, and (C) risks related to operational matters and geotechnical issues and the Company’s continued ability to successfully manage such matters, including: unanticipated ground and water conditions; the stability of the pit walls at the Company’s operations leading to structural cave-ins, wall failures or rock-slides; the integrity of tailings storage facilities and the management thereof, including as to stability, compliance with laws, regulations, licenses and permits, controlling seepages and storage of water, where applicable; there being no significant disruptions affecting the activities of the Company whether due to extreme weather events or other related natural disasters, labour disruptions, supply disruptions, power disruptions, damage to equipment or other force majeure events; the risk of having sufficient water to continue operations at the Mount Milligan Mine and achieve expected mill throughput; changes to, or delays in the Company’s supply chain and transportation routes, including cessation or disruption in rail and shipping networks, whether caused by decisions of third-party providers or force majeure events (including, but not limited to: labour action, flooding, landslides, seismic activity, wildfires, earthquakes, pandemics, or other global events such as wars); lower than expected ore grades or recovery rates; the success of the Company’s future exploration and development activities, including the financial and political risks inherent in carrying out exploration activities; inherent risks associated with the use of sodium cyanide in the mining operations; the adequacy of the Company’s insurance to mitigate operational and corporate risks; mechanical breakdowns; the occurrence of any labour unrest or disturbance and the ability of the Company to successfully renegotiate collective agreements when required; the risk that Centerra’s workforce and operations may be exposed to widespread epidemic or pandemic; seismic activity, including earthquakes; wildfires; long lead-times required for equipment and supplies given the remote location of some of the Company’s operating properties and disruptions caused by global events; reliance on a limited number of suppliers for certain consumables, equipment and components; the ability of the Company to address physical and transition risks from climate change and sufficiently manage stakeholder expectations on climate-related issues; regulations regarding greenhouse gas emissions and climate change; significant volatility of molybdenum prices resulting in material working capital changes and unfavourable pressure on viability of the molybdenum business; the Company’s ability to accurately predict decommissioning and reclamation costs and the assumptions they rely upon; the Company’s ability to attract and retain qualified personnel; competition for mineral acquisition opportunities; risks associated with the conduct of joint ventures/partnerships; risk of cyber incidents such as cybercrime, malware or ransomware, data breaches, fines and penalties; and, the Company’s ability to manage its projects effectively and to mitigate the potential lack of availability of contractors, budget and timing overruns, and project resources.

There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements are provided for the purpose of providing information about management’s expectations and plans relating to the future. All of the forward-looking statements made in this document are qualified by these cautionary statements and those made in our other filings with the securities regulators of Canada and the United States including, but not limited to, those set out in the Company’s latest Annual Report on Form 40-F/Annual Information Form and Management’s Discussion and Analysis, each under the heading “Risk Factors”, which are available on SEDAR+ (www.sedarplus.ca) or on EDGAR (www.sec.gov/edgar)  The foregoing should be reviewed in conjunction with the information, risk factors and assumptions found in this document.

The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether written or oral, or whether as a result of new information, future events or otherwise, except as required by applicable law.

Other Information

Christopher Richings, Professional Engineer, member of the Engineers and Geoscientists British Columbia and Centerra’s Vice President, Technical Services, has reviewed and approved the scientific and technical information contained in this news release. Mr. Richings is a “qualified person” within the meaning of the Canadian Securities Administrator’s NI 43-101 Standards of Disclosure for Mineral Projects.

Non-GAAP and Other Financial Measures

This document contains “specified financial measures” within the meaning of NI 52-112, specifically the non-GAAP financial measures, non-GAAP ratios and supplementary financial measures described below. Management believes that the use of these measures assists analysts, investors and other stakeholders of the Company in understanding the costs associated with producing gold and copper, understanding the economics of gold and copper mining, assessing operating performance, the Company’s ability to generate free cash flow from current operations and on an overall Company basis, and for planning and forecasting of future periods. However, the measures have limitations as analytical tools as they may be influenced by the point in the life cycle of a specific mine and the level of additional exploration or other expenditures a company has to make to fully develop its properties. The specified financial measures used in this document do not have any standardized meaning prescribed by IFRS and may not be comparable to similar measures presented by other issuers, even as compared to other issuers who may be applying the World Gold Council (“WGC”) guidelines. Accordingly, these specified financial measures should not be considered in isolation, or as a substitute for, analysis of the Company’s recognized measures presented in accordance with IFRS.

Definitions

The following is a description of the non-GAAP financial measures, non-GAAP ratios and supplementary financial measures used in this document:

  All-in sustaining costs on a by-product basis per ounce is a non-GAAP ratio calculated as all-in sustaining costs on a by-product basis divided by ounces of gold sold. All-in sustaining costs on a by-product basis is a non-GAAP financial measure calculated as the aggregate of production costs as recorded in the consolidated statements of earnings, refining and transport costs, the cash component of capitalized stripping and sustaining capital expenditures, lease payments related to sustaining assets, corporate general and administrative expenses, accretion expenses, asset retirement depletion expenses, copper and silver revenue and the associated impact of hedges of by-product sales revenue. When calculating all-in sustaining costs on a by-product basis, all revenue received from the sale of copper from the Mount Milligan Mine, as reduced by the effect of the copper stream, is treated as a reduction of costs incurred. A reconciliation of all-in sustaining costs on a by-product basis to the nearest IFRS measure is set out below. Management uses these measures to monitor the cost management effectiveness of each of its operating mines.
  All-in sustaining costs on a co-product basis per ounce of gold or per pound of copper, is a non-GAAP ratio calculated as all-in sustaining costs on a co-product basis divided by ounces of gold or pounds of copper sold, as applicable. All-in sustaining costs on a co-product basis is a non-GAAP financial measure based on an allocation of production costs between copper and gold based on the conversion of copper production to equivalent ounces of gold. The Company uses a conversion ratio for calculating gold equivalent ounces for its copper sales calculated by multiplying the copper pounds sold by estimated average realized copper price and dividing the resulting figure by estimated average realized gold price. For the three and nine months ended September 30, 2025, 727 and 667 pounds of copper were equivalent to one ounce of gold. A reconciliation of all-in sustaining costs on a co-product basis to the nearest IFRS measure is set out below. Management uses these measures to monitor the cost management effectiveness of each of its operating mines.
  Sustaining capital expenditures and Non-sustaining capital expenditures are non-GAAP financial measures. Sustaining capital expenditures are defined as those expenditures required to sustain current operations and exclude all expenditures incurred at new operations or major projects at existing operations where these projects will materially benefit the operation. Non-sustaining capital expenditures are primarily costs incurred at ‘new operations’ and costs related to ‘major projects at existing operations’ where these projects will materially benefit the operation. A material benefit to an existing operation is considered to be at least a 10% increase in annual or life of mine production, net present value, or reserves compared to the remaining life of mine of the operation. A reconciliation of sustaining capital expenditures and non-sustaining capital expenditures to the nearest IFRS measures is set out below. Management uses the distinction of the sustaining and non-sustaining capital expenditures as an input into the calculation of all-in sustaining costs per ounce and all-in costs per ounce.
  Adjusted net earnings is a non-GAAP financial measure calculated by adjusting net earnings as recorded in the consolidated statements of earnings for items not associated with ongoing operations. The Company believes that this generally accepted industry measure allows the evaluation of the results of income-generating capabilities and is useful in making comparisons between periods. This measure adjusts for the impact of items not associated with ongoing operations. A reconciliation of adjusted net earnings to the nearest IFRS measures is set out below. Management uses this measure to monitor and plan for the operating performance of the Company in conjunction with other data prepared in accordance with IFRS.
  Adjusted EBITDA is a non-GAAP financial measure calculated by adjusting net earnings as recorded in the consolidated statements of earnings by depreciation, amortization, interest, taxes and items not associated with ongoing operations. The Company believes that this generally accepted industry measure allows the evaluation of the results of income-generating capabilities and is useful in making comparisons between periods. A reconciliation of adjusted EBITDA to the nearest IFRS measures is set out below. Management uses this measure to monitor and plan for the operating performance of the Company in conjunction with other data prepared in accordance with IFRS.
  Free cash flow (deficit) is a non-GAAP financial measure calculated as cash provided by operating activities less property, plant and equipment additions. A reconciliation of free cash flow to the nearest IFRS measures is set out below. Management uses this measure to monitor the amount of cash available to reinvest in the Company and allocate for shareholder returns.
  Mining costs per tonne mined is a non-GAAP financial measure calculated by dividing the mining costs by the number of tonnes mined. Management uses these measures to monitor the cost management effectiveness of the mining process for each of its operating mines.
  Processing costs per tonne stacked is a non-GAAP financial measure calculated by dividing the processing costs by the number of tonnes milled or stacked. Management uses these measures to monitor the cost management effectiveness of the mine processing for each of its operating mines.
  Site G&A costs per tonne processed is a non-GAAP financial measure calculated by dividing the site G&A costs by the number of tonnes milled or stacked. Management uses these measures to monitor the cost management effectiveness of the site G&A process for each of its operating mines.
  On site costs per tonne processed is a non-GAAP financial measure calculated by dividing the operating expenses less changes in inventories, royalties and other costs by the number of tonnes milled or stacked. Management uses these measures to monitor the cost management effectiveness of the relevant production costs for each of its operating mines.

GAAP financial measures including all-in sustaining costs on a by-product basis which can be reconciled as follows:

	Three months ended September 30,
	Consolidated		Mount Milligan		Öksüt
(Unaudited - $millions, unless otherwise specified)	2025	2024	2025	2024	2025	2024
Production costs attributable to gold	108.5	94.2	49.4	52.3	59.1	41.9
Production costs attributable to copper	28.0	28.3	28.0	28.3	—	—
Total production costs excluding Molybdenum BU segment, as reported	136.5	122.5	77.4	80.6	59.1	41.9
Adjust for:
Third party smelting, refining and transport costs	2.7	3.2	2.5	3.0	0.2	0.2
By-product and co-product credits	(54.5)	(50.1)	(54.5)	(50.1)	—	—
Adjusted production costs	84.7	75.6	25.4	33.5	59.3	42.1
Corporate general administrative and other costs	15.1	10.8	—	0.5	0.4	0.2
Reclamation and remediation - accretion (operating sites)	5.9	2.7	0.6	0.5	5.3	2.2
Sustaining capital expenditures	25.4	35.2	19.6	24.7	5.8	10.5
Sustaining lease payments	2.0	1.8	1.4	1.3	0.6	0.5
All-in sustaining costs on a by-product basis	133.1	126.1	47.0	60.5	71.4	55.5
Ounces sold (000s)	80.6	96.7	32.1	46.0	48.5	50.7
Pounds sold (millions)	13.2	14.2	13.2	14.2	—	—
Gold production costs ($/oz)	1,346	973	1,540	1,138	1,219	829
All-in sustaining costs on a by-product basis ($/oz)	1,652	1,302	1,461	1,318	1,473	1,092
Gold - All-in sustaining costs on a co-product basis ($/oz)	1,833	1,401	1,916	1,526	1,473	1,092
Copper production costs ($/pound)	2.11	1.99	2.11	1.99	n/a	n/a
Copper - All-in sustaining costs on a co-product basis ($/pound)	2.63	2.69	2.63	2.69	n/a	n/a

GAAP financial measures including all-in sustaining costs on a by-product basis which can be reconciled as follows:

	Nine months ended September 30,
	Consolidated		Mount Milligan		Öksüt
(Unaudited - $millions, unless otherwise specified)	2025	2024	2025	2024	2025	2024
Production costs attributable to gold	266.5	244.5	145.8	130.1	120.7	114.4
Production costs attributable to copper	80.0	86.9	80.0	86.9	—	—
Total production costs excluding Molybdenum BU segment, as reported	346.5	331.4	225.8	217.0	120.7	114.4
Adjust for:
Third party smelting, refining and transport costs	7.8	8.3	7.2	7.6	0.6	0.7
By-product and co-product credits	(149.7)	(147.1)	(149.7)	(146.9)	—	(0.2)
Adjusted production costs	204.6	192.6	83.3	77.7	121.3	114.9
Corporate general administrative and other costs	35.1	31.3	—	0.7	0.7	0.6
Reclamation and remediation - accretion (operating sites)	11.9	7.6	2.2	1.7	9.7	5.9
Sustaining capital expenditures	68.6	77.2	43.5	46.2	25.1	30.6
Sustaining lease payments	5.5	5.0	4.0	4.0	1.5	1.0
All-in sustaining costs on a by-product basis	325.7	313.7	133.0	130.3	158.3	153.0
Ounces sold (000s)	203.1	284.3	102.5	122.5	100.6	161.8
Pounds sold (millions)	37.5	41.5	37.5	41.5	—	—
Gold production costs ($/oz)	1,312	860	1,423	1,062	1,199	710
All-in sustaining costs on a by-product basis ($/oz)	1,604	1,103	1,298	1,064	1,573	946
Gold - All-in sustaining costs on a co-product basis ($/oz)	1,816	1,218	1,719	1,329	1,573	946
Copper production costs ($/pound)	2.13	2.09	2.13	2.09	n/a	n/a
Copper - All-in sustaining costs on a co-product basis ($/pound)	2.57	2.61	2.57	2.61	n/a	n/a

Adjusted net earnings are a non-GAAP financial measure and can be reconciled as follows:

	Three months ended September 30,		Nine months ended September 30,
($millions, except as noted)	2025	2024	2025	2024
Net earnings	$292.2	$28.8	$391.2	$132.9
Adjust for items not associated with ongoing operations:
Impairment reversal	(193.5)	—	(193.5)	—
Unrealized (gain) loss on financial assets relating to the Additional Royal Gold Agreement, net of tax	(27.4)	1.5	(13.9)	10.4
Unrealized gain on sale of Greenstone Partnership	(16.3)	—	(37.9)	—
Unrealized (gain) loss on equity investments and other losses	(2.2)	—	(1.9)	0.6
Reclamation (recovery) expense at the Molybdenum BU sites and the Kemess Project	(0.3)	6.6	(3.2)	(23.5)
Other (gain) loss(2)	(0.1)	1.3	2.8	(2.1)
Deferred income tax adjustments(1)	14.0	0.4	1.8	(4.5)
Transaction costs related to the Additional Royal Gold Agreement	—	—	—	2.5
Adjusted net earnings	$66.4	$38.6	$145.4	$116.3

Net earnings per share - basic	$1.44	$0.14	$1.90	$0.62
Net earnings per share - diluted	$1.43	$0.13	$1.87	$0.61
Adjusted net earnings per share - basic	$0.33	$0.19	$0.70	$0.54
Adjusted net earnings per share - diluted	$0.32	$0.18	$0.70	$0.54

(1) Income tax adjustments reflect primarily the impact of foreign currency translation on deferred income taxes at the Öksüt Mine and the Mount Milligan Mine and a drawdown on the deferred tax asset related to the Mount Milligan Mine.

(2) Relates primarily to the effect of movement in foreign currency exchange rates on the reclamation provision at the Endako Mine and the Kemess Project.

Consolidated Adjusted EBITDA, a non-GAAP performance measure and can be reconciled as follows:

	Three months ended September 30,		Nine months ended September 30,
($millions, except as noted)	2025	2024	2025	2024
Net earnings	$292.2	$28.8	$391.2	$132.9
Adjustments:
Income tax expense	59.6	27.9	82.2	75.5
Depreciation, depletion and amortization	36.1	35.1	87.8	98.8
Interest income	(5.3)	(7.5)	(16.3)	(23.4)
Finance costs	3.0	3.8	10.9	10.9
Impairment reversal	(193.5)	—	(193.5)	—
Unrealized gain on sale of Greenstone Partnership	(16.3)	—	(37.9)	—
Unrealized (gain) loss on financial assets relating to the Additional Royal Gold Agreement, net of tax	(27.4)	1.5	(13.9)	10.4
Reclamation (recovery) expense at the Molybdenum BU sites and the Kemess Project	(0.3)	6.6	(3.2)	(23.5)
Unrealized (gain) loss on equity investments and other losses	(2.2)	—	(1.9)	0.6
Transaction costs related to the Additional Royal Gold Agreement	—	—	—	2.5
Other (gain) loss	(0.1)	1.3	2.8	(2.1)
Adjusted EBITDA	$145.8	$97.5	$308.2	$282.6

Adjusted EBITDA at the Langeloth Facility is a non-GAAP measure and can be reconciled as follows:

	Three months ended September 30,		Nine months ended September 30,
	2025	2024	2025	2024
Net Loss from operations	$—	$(2.0)	$(1.8)	$(6.9)
Adjustments:
Depreciation, depletion and amortization ("DDA”)	1.1	0.9	3.4	2.5
Interest Income	—	(0.1)	(0.3)	(0.1)
Finance costs	—	—	0.1	—
Adjusted EBITDA	$1.1	$(1.2)	$1.4	$(4.5)

Free cash flow (deficit) is a non-GAAP financial measure and can be reconciled as follows:

	Three months ended September 30,
	Consolidated		Mount Milligan		Öksüt		Molybdenum		Other
	2025	2024	2025	2024	2025	2024	2025	2024	2025	2024
Cash provided by (used in) operating activities(1)	$161.7	$103.6	$64.1	$40.2	$139.4	$97.3	$(16.3)	$(14.0)	$(25.5)	$(19.9)
Deduct:
Property, plant & equipment additions(1)	(63.0)	(66.2)	(19.5)	(24.6)	(5.8)	(10.5)	(37.4)	(31.1)	(0.3)	—
Free cash flow (deficit)	$98.7	$37.4	$44.6	$15.6	$133.6	$86.8	$(53.7)	$(45.1)	$(25.8)	$(19.9)

(1)   As presented in the Company’s condensed consolidated interim statements of cash flows.

	Nine months ended September 30,
	Consolidated		Mount Milligan		Öksüt		Molybdenum		Other
	2025	2024	2025	2024	2025	2024	2025	2024	2025	2024
Cash provided by (used in) operating activities(1)	$245.6	$205.6	$160.7	$99.3	$172.2	$196.6	$(23.4)	$(28.7)	$(63.9)	$(61.6)
Deduct:
Property, plant & equipment additions(1)	(162.5)	(114.0)	(45.9)	(46.0)	(25.1)	(30.6)	(91.2)	(36.9)	(0.3)	(0.5)
Free cash flow (deficit)	$83.1	$91.6	$114.8	$53.3	$147.1	$166.0	$(114.6)	$(65.6)	$(64.2)	$(62.1)

(1)   As presented in the Company’s condensed consolidated interim statements of cash flows.

Sustaining capital expenditures and non-sustaining capital expenditures are non-GAAP measures and can be reconciled as follows:

	Three months ended September 30,
	Consolidated		Mount Milligan		Öksüt		Molybdenum		Other
	2025	2024	2025	2024	2025	2024	2025	2024	2025	2024
Additions to PP&E(1)	$56.7	$79.6	$11.9	$27.1	$8.0	$17.9	$36.5	$34.3	$0.4	$0.3
Adjust for:
Costs capitalized to the ARO assets	5.5	(17.8)	8.4	(2.4)	(1.8)	(6.4)	(1.2)	(9.0)	—	—
Costs capitalized to the ROU assets	(0.6)	(0.3)	—	—	(0.5)	(1.0)	—	—	(0.1)	0.7
Costs relating to capitalized DDA	(2.8)	—	—	—	—	—	(2.8)	—	—	—
Other(2)	(0.5)	(1.1)	—	(0.1)	0.1	—	(0.8)	(0.1)	0.2	(0.9)
Capital expenditures	$58.3	$60.5	$20.3	$24.7	$5.8	$10.5	$31.7	$25.2	$0.5	$0.1
Sustaining capital expenditures	25.7	35.3	19.6	24.7	5.8	10.5	0.3	—	—	0.1
Non-sustaining capital expenditures	32.6	25.2	0.7	—	—	—	31.4	25.2	0.5	—

(1)   As presented in note 19 of the Company’s condensed consolidated interim financial statements.
(2)   Primarily includes reclassification of insurance and capital spares from supplies inventory to PP&E.

	Nine months ended September 30,
	Consolidated		Mount Milligan		Öksüt		Molybdenum		Other
	2025	2024	2025	2024	2025	2024	2025	2024	2025	2024
Additions to PP&E(1)	$180.4	$132.9	$52.2	$46.8	$31.8	$39.5	$95.7	$44.8	$0.7	$1.8
Adjust for:
Costs capitalized to the ARO assets	(8.7)	(15.1)	(1.9)	1.7	(5.1)	(7.3)	(1.6)	(9.0)	(0.1)	(0.5)
Costs capitalized to the ROU assets	(2.9)	(3.1)	(0.9)	(1.8)	(1.7)	(1.6)	—	—	(0.3)	0.3
Costs relating to capitalized DDA	(7.3)	—	—	—	—	—	(7.3)	—	—	—
Other(2)	(2.4)	(1.1)	(0.5)	(0.5)	0.1	—	(2.2)	(0.1)	0.2	(0.5)
Capital expenditures	$159.1	$113.6	$48.9	$46.2	$25.1	$30.6	$84.6	$35.7	$0.5	$1.1
Sustaining capital expenditures	69.5	82.1	43.5	46.2	25.1	30.6	0.9	4.9	—	0.4
Non-sustaining capital expenditures	89.6	31.5	5.4	—	—	—	83.7	30.8	0.5	0.7

(1)   As presented in note 19 of the Company’s condensed consolidated interim financial statements.
(2)   Primarily includes reclassification of insurance and capital spares from supplies inventory to PP&E.

Costs per tonne are non-GAAP measures and can be reconciled as follows:

	Three months ended September 30,				Nine months ended September 30,
	Mount Milligan		Öksüt		Mount Milligan		Öksüt
(in millions of US dollars, except where noted)	2025	2024	2025	2024	2025	2024	2025	2024
Mining costs	$32.6	$30.4	$15.5	$14.5	$95.6	$91.4	$41.5	$39.5
Allocation of mining costs(1)	(4.5)	(6.4)	(0.9)	(4.0)	(13.2)	(12.0)	(12.0)	(17.6)
Milling costs	34.0	30.5	9.2	7.8	95.1	89.2	23.3	19.1
Site G&A costs	13.8	13.7	10.9	11.2	40.7	39.6	32.3	28.7
Change in inventory, royalties and other	1.5	12.4	24.4	12.4	7.6	8.8	35.6	44.7
Production costs	$77.4	$80.6	$59.1	$41.9	$225.8	$217.0	$120.7	$114.4
Ore and waste tonnes mined (000's tonnes)	12,256	11,801	4,882	4,930	35,723	36,447	12,654	12,498
Ore processed (000's tonnes)	5,294	5,553	1,476	1,453	15,331	16,040	3,714	3,478
Mining costs per tonne mined ($/tonne)	2.66	2.58	3.16	2.93	2.67	2.51	3.28	3.16
Processing costs per tonne processed ($/tonne)	6.41	5.50	6.22	5.37	6.20	5.56	6.27	5.50
Site G&A costs per tonne processed ($/tonne)	2.59	2.44	7.39	7.74	2.65	2.47	8.70	8.25
On site costs per tonne processed ($/tonne)	15.16	13.42	24.07	23.06	15.09	13.73	26.13	25.10

(1)   Allocation of mining costs represents allocation to TSF for the Mount Milligan Mine and capitalized stripping for the Öksüt Mine.